Filed by NTL Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(j)
of the Securities and Exchange Act of 1934

Subject Company: NTL Incorporated
Commission File No.: 000-22616

A series of questions and answers that will be published on the company intranet and issued to senior leaders to help answer questions from associates.

Associate Q & A

The facts about the ntl/Telewest agreement

What’s been announced?
It’s been announced that ntl and Telewest have agreed a framework to combine both businesses. ntl has agreed to buy the Telewest business to create a single company offering broadband, TV and telephony services to over 12.5 million homes and providing consistent products and services for business and wholesale customers across the UK.

Why have both companies decided to enter into this agreement?
It’s an opportunity to bring together at last all the separate cable franchises that were created so many years ago. For the first time in cable’s history, we’ll be able to compete on more equal terms with the likes of Sky and BT. ntl and Telewest are already well-known and successful in their own rights. Now, we have an opportunity to combine the expertise and experience from both companies. Together we are stronger.

So are ntl and Telewest one company now?
No. We’ve agreed a framework to combine the two businesses, but the agreement is subject to shareholder approval and there are various legal, regulatory and other conditions that have to be satisfied before the deal can be closed and we can become one company. It could take several months. Until then, absolutely nothing changes and we’re still two separate companies.

Does this mean the two companies will definitely come together, or could something happen to stop it?
No it’s not definite – it’s subject to shareholder approval, and various regulatory, legal and other conditions that have to be satisfied.

What’s involved in the regulatory process?
Today we’ve formally submitted detailed information about the deal itself and both company’s operations to the Office of Fair Trading. It has 45 days to review the possible implications of the proposed merger on the competitive landscape in the UK. The OFT can approve the merger or refer it to the Competition Commission for a more detailed investigation. So how long the regulatory part of the process takes depends on the decisions the key parties take at each stage.

Why might the regulators decide to refer it? What sort of things will they be looking at?
They are looking at the amount of competition in the market. They will refer it if they feel the deal would reduce the amount of competition. We don’t believe it would. ntl and Telewest operate in different franchise areas and there isn’t a single household in the country that is connected to the networks of both companies. In our view the agreement would be positive for consumers.

When do we think the deal might eventually close?
It depends on how long it takes to satisfy the various regulatory, legal and other conditions. It could take several months. Whatever happens, we’ll keep you informed.

What’s the soonest it could happen?
It really is impossible to say at this stage.

What this means for me

What do I need to do differently?
Absolutely nothing at all. Until the deal is closed, ntl and Telewest are still two separate companies and nothing will change. It’s business as usual.

Will my job be safe if and when we become one company?
It’s too early to be sure how we would combine the two companies. It’s only human to feel uncertain about it but it’s important to keep things in perspective. This is not like two banks merging which have branches on the same high street. ntl and Telewest serve different franchise areas. And a strong, high profile business that wants to offer the best products in the market will need skilled, professional associates to succeed.

But we must want to make financial savings by bringing both companies together
Yes we do, and we should acknowledge there may be fewer jobs in some areas, but there will also be opportunities as we grow the business.

Do I work for a different company now?
No. ntl and Telewest will remain separate companies until the deal closes. There’s no change at all in the meantime.

Assuming it all goes ahead, how will I benefit?
You’ll become part of an exciting, high profile business with the career opportunities and investment in development and training a larger company will bring.

What does this mean for my bonus?
There is no change to the 2005 bonus scheme. The targets will remain the same, and assuming we meet them, payments will be made as planned. Beyond that, it’s too early to say yet.

What does it mean for my company pension?
At present there’s no change to your pension arrangements. If there are plans to change this at any stage in the future we would of course follow the proper consultation arrangements.

Will my terms and conditions change?
It’s too early to say yet. We review and benchmark our terms and conditions in any case every year to make sure they are competitive in the industry, and we’d certainly want to them to stay competitive in the future.

I own ntl/Telewest shares. What will happen to those?
We can’t comment for Telewest, so if you own any Telewest shares, you will need to wait for communication from them at the appropriate time. If you own ntl shares, there’s no change.

Will we have a new associate offer including discounted products in each other’s franchise areas?
It’s too early to say yet, but it’s something we’ll be looking into.

Are our consultation forums involved with this process? Is Bectu involved?

We’re briefing both the National Information Consultation Forum (NICF) and the Divisional Information Consultation Forums (DICFS) over the next couple of days. BECTU will also be advised. We will be communicating with the consultation forums regularly about progress, and we see them as having a valuable role in making sure we communicate clearly and address any issues people are concerned about. We’d certainly encourage you to feed back your views and any concerns to your ICF representative.

Remind me who my ICF representative is?
You can find your ICF representative on the intranet here
(http://groupintranet/hrd/I%20and%20C%20forums/2%20-%20divisional%20ICFs/).

Communication

When will I hear more news?
There might not be anything much to say for a while yet. We have to work through a fairly lengthy legal and regulatory process and there are strict rules about what we can and can’t say whilst that’s happening. We’ll update you as and when decisions are made and we have information that we can share. We’ll also provide a monthly update of progress, even if there isn’t anything new to say.

The most up to date news and questions and answers will always be available in on line un:ltd.

There seems to have been lots of coverage already in the press. What other information are you telling the media?
You can read our press release here ( http://www.ntl.com/mediacentre/press/) for yourself. The media have speculated for years about whether the two companies would come together. Between now and the time the deal closes, you should expect them to keep speculating about how we might bring the two companies together or make financial savings. You will probably also see journalists commenting and giving their opinion about the deal. But whenever there is any new factual information, we will share it with you ourselves.

I heard about the announcement from the media before ntl. Why?
We announced the agreement to associates, the media and the financial markets at exactly the same time. We have to do this for legal reasons because we’re a public company - we’re not actually allowed to tell associates before we send out the press release. Unfortunately because of people’s shifts and particularly because of holidays at this time of year, this inevitably means some people may have heard the news from the media first. We’re sorry if this happened to you. We’ve tried to reach people as soon as possible.

Why has there been such a delay in announcing this when there has been speculation in the press for months?
There has been speculation in the press about ntl and Telewest coming together for probably as long as any of us can remember and it has always been our policy not to comment on rumour and speculation. We have only now reached a point where we were in a position to announce the agreement to the financial markets.

Bringing the two companies together

How will we bring both companies together?
Whilst the legal and regulatory process is happening in the next few months, a team of people drawn from both ntl and Telewest will plan in detail how we can best bring the companies together when the deal closes.

Does the fact that ntl is buying Telewest mean ntl will make the decisions?
No. This is an opportunity to get the best from both companies. We’ll do things the best way for our customers and our associates. A team of people drawn from both companies will work together to decide how we should combine the companies.

What will the combined company be called?
It’s too early to say yet. There are a range of things we’ll be considering in the coming months, and this is one of them.

Who will be the CEO?
Simon Duffy will become CEO of the combined company once the deal is closed. Until then, we are still separate companies and there is no change at all to our existing management teams.

Will there be any restructuring of divisions, departments and reporting lines?
It’s inevitable there will be some restructuring as we bring the businesses together and we’ll be putting together plans for how we’ll combine the companies over the next few months. However, until the deal is closed, there’s no change. We’re still separate companies and it’s business as usual for all of us.

Where will the head office be?
It’s too early to say yet. Currently ntl is based in Hook, Hampshire and Telewest is based in Woking, Surrey. Fortunately they are not far apart.

Will we combine call centres or buildings between the two companies?
It’s too early to be precise, but it’s likely that there will be some rationalisation over time.

Will we have a single set of products and prices?
Yes, ultimately we want to have a common set of services and prices to all our customers.

What will happen where both companies are currently developing similar products? (e.g. video on demand).
In some cases we are already working together on similar products as separate companies and we’ll continue to do so.

How will we integrate the ntl and Telewest networks?
That is an issue both network teams will examine carefully over the next few months.

Will we have a single billing and customer management system?
 We are addressing this issue. We would like to move to a single system and we are working towards a goal of making our billing systems more efficient.

Are there instances where ntl has outsourced parts of the business, such as the TSB, which Telewest is still handling itself and vice versa? What will happen in these cases?

Yes, there are instances of both these scenarios. We will be open-minded in considering how we should move forward in each case.

Will we start seeing more national advertising and more high profile marketing when the two companies are brought together?
Probably. As a single company with a bigger network range, it would become more cost effective.

There seem to be a lot of questions where we don’t have answers yet.
We’ve only just announced the agreement to buy Telewest. There’s a long way to go yet before we can finally become one company. We’ll be using the coming months to plan in detail how we will bring both companies together after the deal closes. In the meantime it’s important that we stay focused on our usual objectives and targets. It’s business as usual in both ntl and Telewest.

As you know, both ntl Incorporated (“ntl”) and Telewest Global, Inc. (“Telewest”) are U.S. companies with securities listed on Nasdaq. As such, United States securities laws require us to include the following additional notices in these materials:

Additional Information and Where to Find it

This information may be deemed to be solicitation material in respect of the proposed merger of ntl Incorporated (“ntl”) and Telewest Global, Inc. (“Telewest”). In connection with the proposed merger, ntl and Telewest will file a joint proxy statement / prospectus with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS OF Ntl AND TELEWEST ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THOSE DOCUMENTS WILL CONTAIN

IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement / prospectus will be mailed to stockholders of ntl and Telewest. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus, when it becomes available, and other documents filed by ntl and Telewest with the SEC, at the SEC’s web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus, when it becomes available, and each company’s other filings with the SEC may also be obtained from the respective companies. Free copies of Ntl’s filings may be obtained by directing a request to Ntl Incorporated, 909 Third Avenue, Suite 2863, New York, New York 10022, Attention: Investor Relations. Free copies of Telewest’s filings may be obtained by directing a request to Telewest Global, Inc., 160 Great Portland Street, London W1W 5QA, United Kingdom, Attention: Investor Relations.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, not shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

ntl, Telewest and their respective directors, executive officers and other members of their management and employees may be deemed to be soliciting proxies from their respective stockholders in favour of the merger. Information regarding ntl’s directors and executive officers is available in ntl’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 5, 2005. Information regarding Telewest’s directors and executive officers is available in Telewest’s proxy statement for its 2005 annual meeting of stockholders, while was filed with the SEC on April 11, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement / prospectus and the other relevant documents filed with the SEC when they become available.

Forward Looking Statements

This information may contain certain statements regarding the proposed transaction between ntl and Telewest, benefits and synergies of the transaction, future opportunities for the combined company and products and other statements regarding Telewest’s or ntl’s future expectations, beliefs, goals or prospects. Such statements constitute forward-looking statements as that term is defined in the U.S. Private Securities Litigation Reform Act of 1995. When used in this document, the words “believe”,

“anticipate”, “should”, “intend”, “plan”, “will”, “expects”, “estimates”, “projects”, “positioned”, “strategy”, and similar expressions or statements that are not historical facts, in each case as they relate to ntl and Telewest, the management of either such company or the proposed transaction, are intended to identify those expressions or statements as forward-looking statements. In addition to the risks and uncertainties noted in this document, there are certain factors, risks and uncertainties that could cause actual results to differ materially from those anticipated by some of the statements made, many of which are beyond the control of ntl and Telewest. These include: (1) the failure to obtain and retain expected synergies from the proposed transaction, (2) rates of success in executing, managing and integrating key acquisitions, including the proposed acquisition, (3) the ability to achieve business plans for the combined company, (4) the ability to manage and maintain key customer relationships, (5) delays in obtaining, or adverse conditions contained in, any regulatory or third-party approvals in connection with the proposed acquisition, (6) availability and cost of capital, (7) the ability to manage regulatory, tax and legal matters, and to resolve pending matters within current estimates, (8) other similar factors, and (9) the risk factors summarized and explained in our Form 10-K. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to our most recent 10-K, 10-Q and 8-K reports.